02050630

1-11190

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

From 1 July 2002 to 1 August 2002

ENTERPRISE OIL plc

(Translation of registrant's name into English)

8 YORK ROAD, LONDON

SE1 7NA, ENGLAND

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ....X...... Form 40-F ....

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .... No ....

[If "Yes" is marked, indicate below the file number assigned to the registrant in

connection with Rule 12g3-2(b)...82-3004...

CR

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ENTERPRISE OIL plc
(Registrant)

Date: 1 August 2002

By...

Name: SHELL CORPORATE SECRETARY LIMITED

Title: COMPANY SECRETARY

Print the name and title of the signing officer under his signature.

DOCUMENTS MADE PUBLIC, FILED OR DISTRIBUTED SINCE 30TH JUNE 2002

Document Title	Date	Entity Requiring Item
Form (88)2 Return of Allotments of shares under the Enterprise Oil Savings Related Share Option Scheme	9 July 2002	Registrar of Companies

ICSA SOFTWARE

BLUEPRINT
Company Secretary

Please complete in typescript, or in bold black capitals.

CHFP055

88(2)

Return of Allotment of shares

Company Number	1682048
Company Name in full	Enterprise Oil plc

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	08	07	2002			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	88	287	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	£4.652	£4.7426	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*			

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name: Guy Thomas		Class of shares allotted: Ordinary	Number allotted: 375
Address: 138 Tudor Drive, Kingston upon Thames, Surrey			
	UK Postcode: KT2 5QG		
Name		Class of shares allotted	Number allotted
Address			
	UK Postcode		
Name		Class of shares allotted	Number allotted
Address			
	UK Postcode		
Name		Class of shares allotted	Number allotted
Address			
	UK Postcode		
Name		Class of shares allotted	Number allotted
Address			
	UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed [signature] Date 9/7/02

A director / ~~secretary~~, administrator, ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~ *Please delete as appropriate*

Please give the name and address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Tel
DX number DX exchange